UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SCHEDULE 13G/A

CUSIP No.
404139107

1
Names of Reporting Persons

Mittleman Brothers, LLC
2
  Check the appropriate box if a member of a Group

(a) [ ]
(b) [ ]
3
SEC Use Only


4
Citizenship or Place of Organization

New York
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  1,533,531

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,533,531
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,533,531
10
Check box if the aggregate amount in row (9) excludes certain shares [ ]
11
Percent of class represented by amount in row (9)

4.5% *
12
Type of Reporting Person

HC
* Based upon 34,044,856 shares of common stock outstanding as of November 19, 2015 as disclosed in the Prospectus Supplement (To the Prospectus dated October 5, 2015) filed by the issuer with the Securities and Exchange Commission on January 13, 2016.


SCHEDULE 13G/A

CUSIP No.
404139107

1
Names of Reporting Persons

Master Control LLC
2
  Check the appropriate box if a member of a Group

(a) [ ]
(b) [ ]
3
SEC Use Only


4
Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  1,533,531

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,533,531
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,533,531
10
Check box if the aggregate amount in row (9) excludes certain shares [ ]
11
Percent of class represented by amount in row (9)

4.5%*
12
Type of Reporting Person

HC
* Based upon 34,044,856 shares of common stock outstanding as of November 19, 2015 as disclosed in the Prospectus Supplement (To the Prospectus dated October 5, 2015) filed by the issuer with the Securities and Exchange Commission on January 13, 2016.


SCHEDULE 13G/A

CUSIP No.
404139107

1
Names of Reporting Persons

Mittleman Investment Management, LLC
2
  Check the appropriate box if a member of a Group

(a) [ ]
(b) [ ]
3
SEC Use Only


4
Citizenship or Place of Organization

New York
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  1,533,531

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,533,531
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,533,531
10
Check box if the aggregate amount in row (9) excludes certain shares [ ]
11
Percent of class represented by amount in row (9)

4.5%*
12
Type of Reporting Person

IA
* Based upon 34,044,856 shares of common stock outstanding as of November 19, 2015 as disclosed in the Prospectus Supplement (To the Prospectus dated October 5, 2015) filed by the issuer with the Securities and Exchange Commission on January 13, 2016.


SCHEDULE 13G/A

CUSIP No.
404139107

1
Names of Reporting Persons

Christopher P. Mittleman
2
  Check the appropriate box if a member of a Group

(a) [ ]
(b) [ ]
3
SEC Use Only


4
Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  1,533,531

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,533,531
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,533,531
10
Check box if the aggregate amount in row (9) excludes certain shares [ ]
11
Percent of class represented by amount in row (9)

4.5%*
12
Type of Reporting Person

IN
* Based upon 34,044,856 shares of common stock outstanding as of November 19, 2015 as disclosed in the Prospectus Supplement (To the Prospectus dated October 5, 2015) filed by the issuer with the Securities and Exchange Commission on January 13, 2016.


Item 1.
(a) Name of Issuer:
HC2 Holdings, Inc.
(b) Address of Issuers Principal Executive Offices:
505 Huntmar Park Drive, Suite 325
Herndon, Virginia 20170

Item 2.
(a) Name of Person Filing:
Mittleman Brothers, LLC
This statement is jointly filed by and on behalf of each of the Mittleman
 Brothers, LLC (Mittleman Brothers), Master Control LLC (Master),
 Mittleman Investment Management, LLC (MIM), and Christopher P.
 Mittleman, Managing Partner and Chief Investment Officer.
(b) Address of Principal Business Office or, if None, Residence:
The principal business office for each reporting person identified in Item 2(a) is:
105 Maxess Road, Suite 207
Melville, New York 11747.
(c) Citizenship: See Item 4 on the cover pages attached hereto.
(d) Title and Class of Securities: Common Stock, par value $0.001 per share
(e) CUSIP No.: 404139107

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under Section 15 of the Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Act;
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [ ] Investment company registered under Section 8 of the Investment
Company Act of 1940;
(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned: 1,533,531
(b) Percent of Class: 4.5%*
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,533,531
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,533,531

* Based upon 34,044,856 shares of common stock outstanding as of November 19, 2015 as disclosed in the Prospectus Supplement (To the Prospectus dated October 5, 2015) filed by the issuer with the Securities and Exchange Commission on January 13, 2016.


Mittleman Investment Management, LLC (MIM) provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles (Managed Portfolios). As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuers Common Stock held by such Managed Portfolios.
Mittleman Brothers, LLC (Mittleman Brothers) is the sole member of Master Control LLC (Master) and Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.
 Mr. Mittleman is the Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM. As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Issuer's Common Stock held by the Managed Portfolios. These shares which are the subject of this report were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that MIM is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6. Ownership of more than Five Percent on Behalf of Another Person. The securities that are subject to this report are owned by and held for the Managed Portfolios. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for the Managed Portfolios.
 No one client owns more than 5% of the class of securities which are the subject of this report.
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8. Identification and classification of members of the group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2016
MITTLEMAN BROTHERS, LLC
By: /s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Member

MASTER CONTROL LLC
By: /s/ Philip C. Mittleman
Name: Philip C. Mittleman
Title: Managing Partner

MITTLEMAN INVESTMENT MANAGEMENT, LLC
By: /s/ Laura Kate Garner
Name: Laura Kate Garner
Title: Chief Compliance Officer

CHRISTOPHER P. MITTLEMAN
By: /s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner and Chief Investment Officer